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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of December 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: December 22, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance
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(GRUPO BANCOLOMBIA LOGO)                                  (CIB LISTED NYSE LOGO)

           BANCOLOMBIA ENTERS CENTRAL AMERICA BY ACQUIRING BANAGRICOLA

December 22, 2006

Transaction Will Position Bancolombia as an Important Player in Central America

Bancolombia announced today that it has reached a definitive agreement with a group of controlling shareholders, to acquire its 52.9% controlling interest and up to 100% of the outstanding shares of "Conglomerado Financiero Internacional Banagricola S.A. ("Banagricola") and its subsidiaries for a total consideration of COP$2,003,600 million (approximately US$900 million) in cash(1).

Bancolombia will acquire Banagricola through Bancolombia's wholly owned subsidiary Bancolombia Panama. The transaction will include all of Banagricola's subsidiaries, including the commercial and retail banking, insurance, pension funds and brokerage activities.

Bancolombia Panama will conduct a tender offer for Banagricola's outstanding common stock (18,865,000 shares) for approximately US$47 per share(2), in a dual process to be carried simultaneously in Panama and El Salvador. The tender offers will be executed as soon as all required regulatory approvals are obtained. The transaction is anticipated to close during the second quarter of 2007.

Banagricola has a strong franchise in the Salvadoran financial market: i) important retail bank in El Salvador through subsidiary Banco Agricola with 29% market share in terms of loans and deposits(3); ii) significant pension fund manager through subsidiary AFP Crecer with 52% market share in terms of affiliates(4); and iii) largest insurer in El Salvador through subsidiary Asesuisa with 23% market share(3).

Banagricola has a loan portfolio of over US$2.3 billion and a solid and growing client base of over one million clients who are served through a network in El Salvador of 122 branches, 347 ATMs and 133 additional points of sale.

This transaction will position Bancolombia as a key player in Central America. Thanks to El Salvador's high credit rating status, its dollarized economy and Banagricola's solid financial performance, Bancolombia will not only boost its income generation, but also diversify its loan portfolio mix, reducing risk and exposure concentration.

Banagricola's low cost, broad and diversified retail deposit base coupled with efficient cost controls give Banagricola key competitive advantages. In addition, potential synergies from this transaction, such as improvement in international funding for Bancolombia, transfer of know how, best practices and cross selling opportunities, are expected to further enhance Bancolombia's earnings. This transaction is expected to be accretive to earnings from 2007 onwards, excluding any effect of potential synergies and one-off charges.

"Banagricola is the ideal acquisition for Bancolombia's first international incursion because of its location, size, quality and cultural affinity" said Jorge Londono, President of Bancolombia. He

----------
(1)  Including transaction expenses

(2)  Excluding transaction expenses

(3) Source: Superintendencia del Sistema Financiero de El Salvador as of September 30th, 2006

(4)  Source: Superintendencia de Pensiones de El Salvador as of June 30th, 2006

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added that "Central America has been a region of significant interest to
Bancolombia and the possibility to become part of this market is of great importance to us". Sergio Restrepo, Executive Vice President of Corporate Development of Bancolombia added that "Banagricola's leading market share in a stable investment grade country will strongly support Bancolombia's long term growth strategy and will deliver strong value creation to our shareholders". He added that "This transaction will establish a platform for us to grow in the region".

"We consider that this offer represents a very attractive proposal for our shareholders", said Rodolfo Schildknecht, President of Banagricola. "This transaction provides great potential to our employees and clients, due to the cultural affinity with Bancolombia and the excellent growth and execution ability demonstrated throughout the years, which are consistent with that of our employees", added Schildknecht.

UBS Investment Bank was the financial advisor to Bancolombia on this transaction. Sullivan & Cromwell acted as Bancolombia's legal counsel coordinator, supported by law firms Consortium - Delgado & Cevallos in El Salvador and Icaza, Gonzales-Ruiz & Aleman in Panama.

Bancolombia is Colombia's largest full-service financial institution, formed by a merger of three leading Colombian financial institutions. Bancolombia's market capitalization is over US$5.5 billion, with US$13.8 billion asset base and US$1.4 billion in shareholders' equity as of September 30, 2006. Bancolombia is the only Colombian company with an ADR level III program in the New York Stock Exchange (NYSE: CIB).

As an institution, Bancolombia has significant experience in mergers and acquisitions, including acquisition of Comercia (factoring company, today Factoring Bancolombia) in 2006, the merger with Conavi (mortgage bank) and Corfinsura (corporate bank) in 2005, the acquisition of Sufinanciamiento (consumer finance company) in 2003, and the acquisition and merger with Banco de Colombia (commercial bank) in 1998.

Bancolombia has Colombia's largest client base (more than 4 million customers) and distributes a wide variety of financial services and products through the broadest network of branches and automatic teller machines in the country. Bancolombia has a strong presence in the corporate, mortgage, government, retail and middle-market segment of small and medium-size companies.

An Investor Conference Call will be held on December 26th, 2006 at 10:30AM ET. The dial-in for the conference call is indicated below.

Access number              (706) 634 - 2295
Or toll free in the U.S.   (800) 374 - 0737
Password:                  BANCOLOMBIA

There will also be a webcast available at www.bancolombia.com under investor relations.

Contacts
SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866